Exhibit 3.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CONFORMIS, INC.

FIRST: The name of the corporation is Conformis, Inc. (the “Corporation”).

SECOND: The addr ess of the Corpor ation' s registered office in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware 19801, New Castle County. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as it may be amended from time to time, or any successor law.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000). All such shares are to be common stock, par value of $0.01 per share, and are to be of one class.

FIFTH: The Board of Directors is authorized to adopt, amend or repeal the bylaws of the Corporation, except as otherwise provided therein. Election of directors need not be by written ballot.

SIXTH: To the fullest extent permitted by the DGCL or any other applicable laws presently or hereafter in effect, no director or officer of the Corporation will be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director or officer of the Corporation, including for any breach of such director’s or officer’s fiduciary duty of care. Any repeal or modification of this Article SIXTH will not adversely affect any right or protection of a director or officer of the Corporation existing immediately prior to such repeal or modification, nor will any such repeal or modification affect, in a manner adverse to such director or officer, the liability or alleged liability of a director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

SEVENTH: Each person who is or was or has agreed to become a director or officer of the Corporation (including the heirs, executors, administrators or estate of such person) will be indemnified and held harmless by, and be advanced expenses by, the Corporation to the fullest extent permitted by the DGCL or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Article SEVENTH. Any repeal or modification of this Article SEVENTH will not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification, nor will any such repeal or modification diminish or otherwise adversely affect in any way any right to indemnification or advancement under this Article SEVENTH with respect to any action, omission, transaction, fact or circumstance occurring prior to such repeal or modification.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.